UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

BIOXCEL THERAPEUTICS INC
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09075P105
(CUSIP Number)

DNCA FINANCE S.C.S 19, Place Vendôme 75001 Paris, FRANCE To : Mr. Rodrigo LOZANO
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 20th ,2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	09075P105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DNCA FINANCE S.C.S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
PARIS, FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
911 079
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
911 079
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
911 079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.05%
14	TYPE OF REPORTING PERSON (See Instructions)
IV

Item 1. Security and Issuer

This amendment of Schedule 13D (this "Schedule 13D") relates to the common shares ("The Securities"), of BIOXCEL THERAPEUTICS INC. (the "Issuer") which is located at 555 Long Wharf Drive 5th floor New Haven, CT 06511 United States.

Item 2. Identity and Background

This is an amendment to Schedule 13D Form's notification, received and accepted by the SEC on February 18th 2020,  which is being filed pursuant to Regulation 13D-2 of the General Rules and Regulations under Securities Exchange Act of 1934 as amended (The "Act") by DNCA Finance S.C.S. a French asset management company ("DNCA") acting on behalf of DNCA Finance Luxembourg a public limited company located at 1, Place d'Armes, L-1136 Luxembourg Grand Duchy of Luxembourg, DNCA's subsidiary company ( "DNCA LUX"). DNCA Finance is controlled as defined in article L. 233-9 II of the French Commercial Code and articles 223-12  and 223-12-1 of the General regulations of the Autorité des Marchés Financiers (French Financial Authority) by the public limited company Natixis Investment Managers ("the Parent Company").  DNCA declares that it acts independently of its Parent Company and is duly empowered to act in the name of the investments funds its manages. Further, DNCA has been dully mandated by DNCA LUX to act on behalf of the DNCA LUX' investments funds which are held by DNCA LUX's subsidiary DNCA Invest, a Luxemburgish open ended investment company located at 60 avenue J.F. Kennedy L-1855 Luxembourg , Grand Duchy of Luxembourg  ("DNCA Invest") (The "Reporting Persons").

The principal business of the Reporting Persons is the management of portfolios on behalf of any natural or legal person and the receipt and transmission of orders on behalf of any third party.

Item 3. Source and Amount of Funds or Other Considerations

The Securities described in the present Schedule 13D Form were acquired by the Reporting Persons on February 20th,2020 following a purchase order of 100 000 shares at $ 32.0000. The source of funds for this purchase was the available funds collected by DNCA Invest - Beyond Global Leaders a sub-fund of DNCA Invest (the "Sub-fund").

Item 4. Purpose of Transaction

The transaction was made within the context of the Sub-fund investment strategy which can be consulted on DNCA Invest's prospectus in effect in DNCA's website: https://www.dnca-investments.com/

Item 5. Interest in Securities of the Issuer

As of the present schedule amendment's date, the Reporting Persons holds 911 079 common shares which represent 5,05% of the issued and outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24th,2020
Dated
/s/
Signature
Eric FRANC
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).